UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Hawkins, Steven B.
   2801 Glenda Avenue
   Fort Worth, TX  76117
   USA
2. Issuer Name and Ticker or Trading Symbol
   FFP Partners, L.P.
   FFP
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   December 28, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President of general partner
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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Class A Units                |      |    |                  |   |           |1,300              |D     |Note 1                     |
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Class A Units                |      |    |                  |   |           |30                 |D     |                           |
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Class B Units                |      |    |                  |   |           |None               |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Options to purchase Clas|$1.21   |Note |    |           |   |Note |11/16|Class A Unit|25,000 |       |25,000      |D  |            |
s A Units               |        |2    |    |           |   |2    |/02  |s           |       |       |            |   |            |
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Explanation of Responses:
Note 1: Units held by Individual Retirement Account for the benefit of Mr. Hawkins.
Note 2: On December 28, 1997, FFP Partners, L.P., completed a restructuring under which the non-real estate assets and businesses previously owned and conducted by FFP Partners were transferred to FFP Marketing
Company, Inc. As a result of this restructuring, holders of options to purchase units of FFP Partners received options to purchase a like number of common shares of FFP Marketing and the exercise price of the options
(originally $3.75) was allocated between the options to acquire FFP Partners units and FFP Marketing common shares based on the relative closing prices on the American Stock Exchange of the two securities for the month following the restructuring. All options are exercisable currently.
SIGNATURE OF REPORTING PERSON
Steven B. Hawkins
DATE
February 27, 1998